TELEMAR RAISES US$ 550 MILLION IN THE INTERNATIONAL CAPITAL MARKETS, which will be used for CapEx and to replace suppliers loans.


Rio de Janeiro, January 24, 2003 - Tele Norte Leste Participacoes (NYSE:TNE)
 announced today that it has raised US$ 550 million in the international capital markets through two financing operations. One of the operations, for US$ 300 million, was led by the Banks Societe Generale and KFW (bank of promotion of the German Government). The second is a credit facility of US$ 250 million from the Japanese Bank for International Cooperation (JBIC).

The funding from JBIC will be used for CapEx. The loan matures in eight years and amortizes semi-annually. The annual cost of the financing is YEN
 Libor, that is approximately 0.07%, plus the spread of 1.25%. The company is evaluating the best date to withdraw the resources.

The financing led by Societe Generale and the KFW will replace credits from suppliers. The annual cost of the operation is Libor plus the spread that varies between 0.75% and 4.30%. With a grace period of two years, the financing has semi-annual amortization and a nine to ten year maturity. The operation has its political risk insured by multilateral agencies of France, Finland and Germany, respectively, Coface, Finnvera and Hermes.


Marcos Grodetzky
Investor Relations Officer